[LETTERHEAD OF GLOBAL CROSSING LTD.]



                                    April 5, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0305


             Re:  Global Crossing Ltd.
                  Application for Withdrawal of Registration Statement on Form S-3, File No. 333-35100

Ladies and Gentlemen:

     Pursuant to Rule 477(b) promulgated under the Securities Act of 1933, as amended, Global Crossing Ltd. (the "Company") hereby applies for an order granting the immediate withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-35100), together with all exhibits thereto (the "Registration Statement").

     The Registration Statement was originally filed with the Securities and Exchange Commission on April 19, 2000 in connection with the proposed offering by the Company of a class of its common stock intended to track the performance of the Company's complex Web hosting and related Internet infrastructure services business. The Company requests withdrawal of the Registration Statement because, effective January 10, 2001, the Company sold this business to Exodus Communications, Inc. and will not further pursue the proposed offering. No shares of the Company's common stock have been issued under the Registration Statement.

     If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned by telephone at (973) 410-8580.

                                  Very truly yours,

                                  GLOBAL CROSSING LTD.


                                  By:  /s/ Mitchell C. Sussis
                                       ----------------------------
                                       Name:  Mitchell C. Sussis
                                       Title: Secretary